NEWS RELEASE

ELD No. 07-14

TSX: ELD  AMEX: EGO

July 31, 2007

Eldorado Gold Announces Decision to Develop the Vila Nova Iron Ore Deposit, Brazil

VANCOUVER, BC - Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” the “Company” or “we”)  is pleased to announce the results of the updated pre-feasibility study and the economic analysis of the Vila Nova Iron Ore Project (the “Project”)  in Amapa State, Brazil.

The initial capital required to construct the project (100% basis) is $ 32.7 million including working capital. The Board has approved the construction of the project, which is scheduled to commence during Q3 2007. Construction time is estimated at 12 months.  The Company has retained an engineering company to complete the detailed engineering for the project.

Eldorado has renegotiated the terms of its 50-50% JV agreement with DSI Consult (“DSI”), a Brazilian private company that controls the mineral rights of Vila Nova. As a result Eldorado now owns 75% of the project with the balance of 25% owned by DSI.  In exchange for its increase in the ownership of the project Eldorado has agreed to pay US$2.8 million to DSI and finance up to US$30 million of the pre- production capex of the project.  Above the US$30 million threshold the parties will finance their respective shares of the projects on a 75-25% basis.

The licensing of the project is at an advanced stage with one license pending prior to the start of construction.  This is a clearing permit, which the Company expects to receive from SEMA (Environmental Agency of Amapa State) during Q3 2007.

The update of the pre-feasibility study (“Study”) was managed and prepared by Roberto Costa Engenharia Ltda. of Belo Horizonte, Brazil. The metallurgical testwork was done at Miguelao Technological Research Center, which is owned by CVRD. The block model was updated by Eldorado during Q2 2007 incorporating data from additional drilling. In the prior 2006 pre-feasibility study conservative 2005 ore prices were used for the pit optimization. In the update Study Eldorado used 2006 level prices averaging $54/tonne of finished product FOB Santana Port, approximately 9.5 percent below 2007 level. There is a market consensus that ore prices will continue to rise in 2008 and beyond. The market outlook for the VN products is good and negotiations regarding ore sales are on-going.

The Study is based on owner operated mining rather than contract mining which was used in the 2006 study. Furthermore, the Study calls for truck haul of the ore to the port facilities, however Eldorado is currently in negotiations for railroad access as a possible alternative.  The ROM ore will be processed at the mine by crushing and screening and minor gravity separation for a total weight recovery of 88 percent. The finished product is sold as lump ore and sinter fines.

Resources and Reserves for the Vila Nova Iron Ore Project (100% basis) are presented in Table 1.

Table 1

	Tonnes (x1000)	Fe%
MINERAL RESERVES
Proven Reserves ROM	2,285	63.5
Probable Reserves ROM	6,987	60.2
Proven & Probable Reserve ROM	9,272	61.0
MINERAL RESOURCES
Measured Resources	2,285	63.5
Indicated Resources	7,679	61.0
Measured & Indicated Resource	9,964	61.6
Inferred Resources	2,022	61.2

Study Economic Analysis (Eldorado’s share - 75% Basis)

Life of Mine

-

9 years

Initial Capex

-

US$32.0 million (includes working capital)

Operating Cash Flow

-

US$153.3 million

IRR - after tax

-

41%

Pay back - after tax

-

2 ½ years

NPV - after tax (5% discount)

-

US$69.1 million

Sensitivity Analysis (Eldorado’s share – 75% Basis)

% Base Case	NPV@5% in US$M after tax - Eld's 75% Interest
	Ore Price	Capex	Opex
-20%	26.6	75.8	92.7
-10%	47.9	72.5	80.9
Base Case	69.1	69.1	69.1
+10%	90.4	65.8	57.3
+20%	111.6	62.4	45.6

The maximum general corporate tax rate in Brazil is 34%.  However, due to its location the project will enjoy a reduced tax rate of 15.25%, which is the rate used in the economic analysis described above.  Furthermore, Eldorado has significant tax loss credits from its São Bento operation and we are currently reviewing the availability of these credits as a way to further reduce the tax burden at Vila Nova Iron Ore.  These tax loss credits have not been used in our economic analysis.  The exchange rate used in the Study was 2.10 (US$1.00 = R$2.10).

Paul Wright, President and CEO of Eldorado, commented: “We are pleased with the results of this study as they support an extremely robust project, with significant financial upside. Eldorado continues to view Brazil as an extremely favourable jurisdiction for mining and our decision to develop the Vila Nova Iron Ore project is consistent with our long term commitment in Brazil. The company will continue to focus its exploration and acquisition activities on gold but will opportunistically remain open to considering and investing in superior opportunities in other metals and minerals in Brazil. ”

Stephen Juras, Ph.D., P.Geo., Manager, Geology is the qualified person under whose direction the mineral resources were estimated and he has reviewed the contents of this news release.  Roberto R. Costa, an independent mining engineer and principal of Roberto Costa Engenharia Ltda., directed the mine engineering and metallurgical testwork of the Project.

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China. We operate the São Bento Mine, Kisladag Mine and Tanjianshan Mine. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company’s reports, including the Annual Information Form and  FORM 40-F dated March 23, 2006 and technical reports filed under the Company’s name at www.sedar.com.

Note to U.S. Investors.  While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario) .  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 23, 2006.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 23, 2006.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

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